UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41879

GARDEN STAGE LIMITED

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Resignation and Appointment of Directors

On September 22, 2026, Mr. Sheung Chi Steven, WU, an independent director of GARDEN STAGE LIMITED (the “Company”), notified the Company of his resignation as an independent director of the Board of Directors of the Company (“Board”), effective September 22, 2026. On October 1, 2026, Mr. Kevin Guan, an independent director of the Company, notified the Company of his resignation as an independent director of the Board, effective October 1, 2026.

On October 1, 2026, the Board passed a resolution to accept the resignations of Mr. Sheung Chi Steven, WU, and Mr. Kevin Guan. The Board also passed a resolution to appoint Mr. Ong Chor Wei Alan and Mr. Cheung Yick Hung Jackie as directors to fill the vacancies resulting from the resignations of Mr. Sheung Chi Steven, WU and Mr. Kevin Guan. Following the appointments, Mr. Ong Chor Wei Alan and Mr. Cheung Yick Hung Jackie are now directors of the Board. Additionally, Mr. Ong Chor Wei Alan was appointed as the Chair of Audit Committee and a member of the Nominating Committee and Compensation Committee, and Mr. Cheung Yick Hung Jackie was appointed as the Chair of Nominating Committee and a member of the Audit Committee and Compensation Committee.

In connection with the appointments of Mr. Ong Chor Wei Alan and Mr. Cheung Yick Hung Jackie, the Company has entered into an offer letter with each of them, under which they are each entitled to receive an annual cash compensation of $18,000, payable quarterly. In addition, the Company has also entered into an indemnity agreement with each of Mr. Ong Chor Wei Alan and Mr. Cheung Yick Hung Jackie.

The following is the biographical information of each of Mr. Ong Chor Wei Alan and Mr. Cheung Yick Hung Jackie.

Mr. Ong Chor Wei Alan has more than 30 years’ experience in the finance industry, and has also held multiple leadership roles across his career. He currently holds the positions of executive director in Net Pacific Financial Holdings Limited, a position he has held since 2010, and in GBA Holdings Limited, a position he has held since 2022. Additionally, he also serves as (i) non-executive director of Joyas International Holdings Limited, a position he has held since 2007, (ii) independent non-executive director of Denox Environmental & Technology Holdings Limited, a position he has held since 2015, and (iii) independent non-executive director of Zhong Jia Guo Xin Holdings Company Limited, a position he has held since 2025. Mr. Ong graduated with a Master Degree in Business Administration jointly awarded by the University of Wales and University of Manchester in 2000, and from the London School of Economics and Political Science with a Bachelor of Laws degree in 1990. Additionally, Mr. Ong was admitted as an associate member of the Institute of Chartered Accountants of England and Wales in 1993.

Mr. Cheung Yick Hung Jackie has more than 10 years’ experience in the insurance industry, after having practiced as a lawyer prior to that. He has held the position of manager with AIA International Ltd. since 2015, where he has assisted numerous clients with their insurance needs. Since 2015, he has also served as independent director of Unity Group Holdings International Ltd (HKEX:1539), a company listed on the Hong Kong Stock Exchange. Mr. Cheung graduated from the City University of Hong Kong in 1993 with a Bachelor of Laws and Postgraduate Certificate of Laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARDEN STAGE LIMITED

Date: October 7, 2026	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

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